富 榮 秘 書 服 務 有 限 公 司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

...er, 16 Stanley Street, Central, Hong Kong.
士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
...2827 4836 • E-mail: fw@fairwind.com.hk

06018570

Your Ref:

Our Ref: S/5411/89   LTO/sl   8th November, 2006

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

> Re: Starlight International Holdings Limited
>   ("the Company")
>   Rule 12g3-2(b) Exemption
>   File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

                                        Yours faithfully,
                                        For and on behalf of
                              FAIR WIND SECRETARIAL SERVICES
                                             LIMITED

                                             LO Tai On
                                             Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
dated 8th November, 2006 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title :   Notification of Repurchases of Company's Shares

          Date :   16th October, 2006

          Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2.   Title :   Notification of movement of securities in Hong Kong

          Date :   31st October, 2006

          Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

Monthly Return on Movement of Listed Equity Securities

for the month ended _____31st October, 2006_____

TO: The Research & Planning Department of The Stock Exchange of
Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah   Tel No.: 2827 1778
(Name of Responsible Official)

Date: _____2nd November, 2006_____

(A) Information of Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: _____
4.	Warrants	:			please specify: _____

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,820,614	Nil	Nil
Increase/(Decrease) during the month	(647,500)	Nil	Nil
Balance at close of the month:	757,173,114	Nil	Nil

D) Details of Movement:
  * please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
SHARE OPTIONS*						
Type						
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.40	1,700,500*	Nil	Nil	Nil	1,700,500	
Exercise price: HK$0.86	15,144,000	Nil	Nil	Nil	15,144,000	
Exercise price: HK$0.808	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	2,650,000	Nil	Nil	Nil	2,650,000	
Exercise price: HK$0.80	4,910,000	Nil	Nil	Nil	4,910,000	
Exercise price: HK$0.89	19,160,000	Nil	Nil	Nil	19,160,000	
Exercise price: HK$1.15	0	500,000*	Nil	Nil	500,000	
2. Employee share option scheme adopted on						
Exercise price: HK$						
WARRANTS*		Nominal Value (HK$)	Exercised (HK$)		Nominal Value (HK$)	
Date of Expiry						
Exercise price: HK$						
1. Subscription price HK$ _____						
2. Subscription price HK$ _____						

* granted on 16th August, 2006

CONVERTIBLES*	Units	Converted (Units)	Units
Class			
Convertibles Notes	N/A	N/A	N/A
Convertible price: HK$ _____			

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date: 16th October, 2006 (as per the board meeting passed) (647,500)
Redemption of share	Price:	Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)		Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: (647,500)

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

5411/form1.doc/sl

- 4 -

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE
OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: _____

By Fax/Hand

To: The Head of the Listing Division
    The Listing Division
    The Stock Exchange of Hong Kong Limited

Date: 16 October 2006

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

| | | | HKD | | |
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
16 October, 2006	647,500	On the Exchange	1.2800	1.2600	823,700.00
Total	647,500				823,700.00

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Number of such securities purchased on the Exchange in the
     year to date (since ordinary resolution)   (a)_____ 647,500

2:   % of issued share capital at time ordinary resolution
     passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{757,820,614} \right)$$ 0.0854 %

March 2006
Form G

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated ___31 July, 2006___ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed

Name: Lau Sak Hong
Director, Secretary or other duly authorised officer
for and on behalf of
Starlight International Holdings Limited